UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One): [ x ]Form 10-K [ ]Form 20-F [ ]Form 11-K [ ]Form 10-Q [ ]Form N-SAR
[ ] Form N-CSR

For Period Ended: June 30, 2007
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: _________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

Part I - Registrant Information

Industrial Enterprises of America, Inc.
Full Name of Registrant

Advanced Bio/Chem, Inc.
Former Name if Applicable

 711 Third Avenue, Suite 1505,
Address of Principal Executive Office (Street and Number)

New York, NY 10017
(City, State and Zip Code)

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-KSB,
Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

( ) The accountant's statement or other exhibit required by Rule 12(b)-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof could not be filed within the prescribed period.

The Company cannot file the Report without unreasonable effort or expense because the Company's new management needs the necessary time to review and record appropriate financial reserves, subject to auditor review. The Company expects to file the Report on or before October 15, 2007.

Part IV - Other Information

(1)	Name and telephone number of person to contact in regard to this notification:

John D. Mazzuto
c/o Industrial Enterprises of America, Inc.	(212) 490-3100
(Name)	(Area Code) (Telephone No.)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
[x] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ X] Yes [ ] N

The Company is currently reviewing and recording certain financial reserves that will significantly change the results of operations for the corresponding Annual Report on Form 10-KSB for the fiscal year ended June 30, 2006.

 Industrial Enterprises of America, Inc.
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: October 1, 2007	By:
/s/ John Mazzuto
John Mazzuto
Chief Executive Officer